Exhibit 16.1

March 27, 2018

Office of the Chief Accountant

Security and Exchange Commission

100 F Street, NE

Washington, D. C. 20549

Ladies and Gentlemen:

We have read the statements made by Appliance Recycling Centers of America, Inc. which were provided to us and we understand will be filed with the Commission pursuant to Item 4.01 of its Form 8-K. We agree with the statements contained in the last sentence of the first paragraph, and the statements made in the second paragraph and third paragraph concerning our firm in such Current Report on Form 8-K. We have no basis to agree or disagree with other statements made under Item 4.01.

Yours truly,

/s/ Weinberg & Company, P. A.

Weinberg & Company, P. A.

Los Angles, California